SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of December 12, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224-4th Ave. S. Saskatoon, SK S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 12, 2003, Claude Resources Inc.

By:	/s/ Val Michasiw Val Michasiw Secretary/Treasurer

December 12, 2003

CLAUDE RESOURCES INC. COMPLETES FLOW-THROUGH PRIVATE PLACEMENT

Claude Resources Inc. (“Claude”) is pleased to announce that it has completed a private placement of 1,000,000 common shares issued on a flow-through basis at a price of $2.50 per share, for gross proceeds of $2,500,000.

The proceeds of this offering will be used by Claude to incur Canadian exploration expenditures in connection with its mineral properties, with such expenditures to be incurred on or before December 31, 2004.

For further information please contact:

Neil McMillan President (306) 668-7505